Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

January 31, 2012

David Link

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549-3561

Re:	Skookum Safety Solutions Corp. Registration Statement on Form S-1 Filed December 13, 2011 File No. 333-178464

Dear Mr. Link:

We write on behalf of Skookum Safety Solutions Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated January 10, 2012 by John Reynolds, Assistant Director of the Commission’s Division of Corporation Finance commenting on the Company’s Registration Statement on Form S-1 filed December 13, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form S-1, filed December 13, 2011

General

1.       Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Rule 8-08 of Regulation S-X.

In response to this comment, the Company included the financial statements for November 30, 2011 and an updated consent from the auditor.

Cover page

2.       Please revise the cover page to indicate that the minimum investment for investors is $500 for 5,000 shares.

In response to this comment, the Company revised the Prospectus cover page to include the minimum investment for investors.

Summary

The Company, page 5

3.       We note your statement that “our management has retained discretion to use the proceeds of the Offering for other uses.” We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, proved such reservation is due to certain contingencies that are discussed specifically and the alternatives uses are indicated. Please revise your disclosure as appropriate.

In response to this comment, the Company deleted reference to retained discretion to use the proceeds of the Offering for other uses.

Risk Factors

4.       We note that you state that “the risks and uncertainties described below are not the only ones that impact on our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations.” Your risk factor section should not address unknown risks and you must disclose all material risks. Please revise to delete the noted statements from your prospectus.

In response to this comment, the Company deleted the noted statements from the Prospectus.

5.       Please revise to clarify your statement that you will support the “development and manufacturing of commercially desirable vending tricycles.”

In response to this comment, the Company deleted reference to vending tricycles. Disclosures regarding vending tricycles are not applicable to the Company and were inadvertently included.

“If our shares are quoted on the over-the-counter bulletin board…”, page 11

6.       Please revise your risk factor to clearly state that you will become a reporting company upon effectiveness of your registration statement.

In response to this comment, the Company revised the risk factor to state that the Company will become a reporting company upon the effectiveness of its registration statement.

Because purchasers in this offering will experience immediate and substantial dilution …, page 12

7.       Please revise to quantify the amount of dilution the new shareholders could experience.

In response to this comment, the Company explained by way of example the dilutive aspects the investors could experience if additional shares of common stock are sold in the future.

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Use of Proceeds, page 12

8.       We note that you intent to use a portion of the proceeds from this offering to pay “independent contractors.” To the extent the proceeds may be used to pay the chief executive officer, please provide disclosure pursuant to Item 504 of Regulation S-K. To the extent the company will not be using any proceeds to pay the chief executive officer, please disclose.

In response to this comment, the Company does not intend to use the proceeds of the Offering to pay executive officers.

9.       Please briefly disclose your use of proceeds in the event you raise less than $7,500 in this offering.

In response to this comment, the Company disclosed its use of proceeds in the event that less than $7,500 is raised in this Offering.

Offering Period and Expiration Date, page 16

10.    We note your reference to a “minimum subscription amount”. Please revise as appropriate.

In response to this comment, the Company deleted minimum subscription amount.

Description of Securities, page 16

11.    Please revise your disclosure under this heading and throughout your registration statement to clarify the number of shareholders of record you have. In this regard, we note your disclosure elsewhere that you have 2,000,000 shares outstanding and that Rebecca Kyllo, your CEO holds 75% of the shares. This would imply at least one other holder of record. We further note your disclosure regarding the regarding the 500,000 share issuance to 39 investors for cash proceeds of $40,000.

In response to this comment, the Company revised its disclosure to clarify that there are 40 shareholders of record.

Description of Business, page 18

12.    We note you are “in the process of seeking developing the product design, seeking manufacturers and planning marketing strategies.” Revise to disclose whether you have had any discussions with any third parties regarding these activities and whether you have any oral or written agreements evidencing such communications. In this regard, we note your disclosure on page 30 regarding the fact that you have commenced contract negotiations for the manufacture of your products. Please attach any material agreements as exhibits. See Item 601 of Regulation S-K.

In response to this comment, the Company revised its disclosure to indicate that it has not entered into any oral or written agreement concerning the manufacturing of its products as of the date of the Prospectus.

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13.    Please revise to provide the basis for your statements made in the following sections: Gastroesophageal Reflux Disease (GERD), Elevating a Baby’s Head, and GERD, including all subsections. Include references such as an article, website, book, etc. and include information for an investor so they can easily locate the source. Finally, include the specific websites for internetworldstats.com and comscore.com that includes the cited information in your Baby Products and Medical Products section.

In response to this comment, the Company revised its registration statement to provide the basis for our statements made in the following sections: Gastroesophageal Reflux Disease (GERD), Elevating a Baby’s Head, and GERD, including all subsections. The Company included references such as articles, websites, books, etc. and included information for investors, so they can easily locate the source. Finally, the Company included the specific websites for internetworldstats.com and comscore.com that included the cited information in the Company’s Baby Products and Medical Products section.

14.    We note your reference to the “incidence of both adult and childhood GERD” on page 24. Please revise to clarify what the amount of incidence of GERD is in adults and in children. Include the relevant citation(s).

In response to this comment, the Company has revised its reference to the incidence of both adult and childhood GERD, which was noted. The Company has revised the document to clarify what the amount of incidence of GERD is in adults and in children. The Company included relevant citations.

15.    We note that you will call your elevation crib block product “Upsy Daisy” and your adult block product “Bed Block.” Please address the steps you have taken to ensure that you have permission to use these names for your products.

In response to this comment, although the Company has not registered these marks, the Company has conducted a search of the Patent and Trademark office and believes these names are available.

16.    We note the following statement on page 24: “[t]hose who have products designed to go in the crib with a baby have been contraindicated by the United States FDA.” Please clarify this statement and clearly state whether and how the FDA regulates the product(s) you plan to manufacture and sell.

In response to this comment, the Company has revised its statement to clarify that the FDA regulates and restricts those products that go inside cribs, and that the Company’s product do not go inside cribs. The Company has included references, so that investors can read the FDA documents, which state its position in this matter.

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17.    Please revise where appropriate to clarify the stage of development of your products. For instance, on page 24, you provide a product description, including measurements and product name and you include a diagram, but on page 25 you state that “once you determine the final design for [y]our products” you intend to file for patent protection.

In response to this comment, the Company clarified that it has prototype products but it is currently working on the final designs.

18.    Please revise to address your proposed adult elevation blocks in greater detail. Discuss the proposed market for such product and the competitive business conditions as required by Items 101(h)(4)(i) and (iv) of Regulation S-K.

In response to this comment, the Company has revised the Registration Statement to address its adult elevation blocks in greater details. The Company included a discussion on the proposed market for its products, and the competitive business conditions as required by Items 101(h)(4)(i) and (iv) of Regulation S-K.

19.    Please revise to disclose the research and development costs required by Item 101(h)(4)(x) of Regulation S-K.

In response to this comment, the Company revised its disclosures to provide the information required by Item 101(h)(4)(x) of Regulation S-K.

Description of Property, page 26

20.    Please revise to address the adequacy and suitability of your corporate office located in Alberta, Canada. See Instruction 1 to Item 102 of Regulation S-K.

In response to this comment, the Company revised its disclosures to provide the information required by Item 102 of Regulation S-K.

Management’s Discussion and Analysis, page 30

Product Development, page 30

21.    We note your Product Development milestones for the next 12 months. Please revise to clarify the anticipated timeframe for each milestone and additionally state the estimated cost for your fifth milestone, new product development focusing on adult GERD.

In response to this comment, the Company revised its disclosure to update the information in its timelines as requested.

22.    We note that you are in contract negotiations for product manufacturers. Please revise clarify whether the company has engaged a design firm, which appears to be the company’s necessary first step, given the company’s Business discussion and discussion under this heading.

In response to this comment, the Company has not yet engaged a design firm.

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Sales and Distribution Strategy, page 31

23.    Revise to incorporate the website and conference information listed under the Sales and Distribution Strategy heading, into you Product Development milestones, if you expect to address them within the next 12 months. If you do not, please state this is the case.

In response to this comment, the Company revised its disclosure of product development milestones to include the website and conference information activities.

Liquidity and Capital Resources, page 33

24.    Discuss the numbers disclosed under this heading in greater detail. For instance, we note that you used $15,105 in cash from inception until August 31, 2011 but do not address how that cash was used.

In response to this comment, the Company disclosed its use of cash flow in greater detail.

Directors and Executive Officers, page 34

25.    We note that Ms. Kyllo developed and sold “his first commercial tricycle prototype” in June 2009 and “founded and developed a business that provided schools with access to a mobile gym” in 2006. Please provide additional information about these business pursuits in your Business section and give the current status of each.

In response to this comment, counsel for the Company inadvertently included a disclosure from a template of another client and replaced this disclosure with the correct biographical information of Ms. Kyllo.

26.    We note that Ms. Kyllo, your sole director and officer, appears to be located in London. We further note she is your only employee and that your corporate office is located in Alberta, Canada. Please advise us what company representative is presently at this location and if there is no one, advise us why this is the company’s headquarter location and address how the business can effectively be run in Alberta from London.

In response to this comment, counsel for the Company inadvertently included a disclosure from a template of another client and replaced this disclosure with the correct biographical information of Ms. Kyllo. She resides in Alberta Canada.

27.    We note your disclosure that “to the best of [y]our knowledge,” Ms. Kyllo has not been involved in certain types of legal proceedings listed on page 35. Please revise to definitely state whether Ms. Kyllo has been involved in the listed proceedings, since the company is in the best position to know.

In response to this comment, the Company revised the disclosure to delete the qualifying language.

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28.    Please revise this section to disclose the beginning and end dates of Ms. Kyllo’s employment for the past five years, as required by Item 401(e) of Regulation S-K. In this regard, it is unclear whether Ms. Kyllo was employed by any business when she developed the tricycle prototype and what the name of the business is that Ms. Kyllo founded in 2006 and the current status of that business.

In response to this comment, the Company revised the disclosure to indicate that Ms. Kyllo has been employed with the Company since inception on October 19, 2010.

29.    Revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the sole director should serve as a director of the company. See Item 401(e)(1) of Regulation S-K.

In response to this comment, the Company revised its disclosure to describe the specific experience, qualifications, skills and attributes led to the conclusion that she should serve as a director.

Security Ownership of Certain Beneficial Owners and Management, page 37

30.    Revise to provide the required Regulation S-K, Item 403 information as of the most recent practicable date.

In response to this comment, the Company revised to include the information as of the most recent practicable date.

Certain Relationships and Related Transactions, page 38

31.    Please revise the disclosure in this section to address any transaction as required by Item 404 of Regulation S-K, not just those that will “materially affect” you.

In response to this comment, the Company deleted reference to the qualifying language.

32.    Please include in this section the loan by your sole officer and director or advise us why the loan is not required to be addressed.

In response to this comment, the Company included the loan by Ms. Kyllo as requested.

Director Independence

33.    Revise to provide the disclosure required by Item 407(a) of Regulation S-K.

In response to this comment, the Company provided the disclosure required by Item 407(a) of Regulation S-K.

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Part II

Undertakings, page 41

34.    It is unclear why you do not include the undertakings outlined by Items 512(a)(5)(ii) and (a)(6). Please revise or advise as appropriate.

In response to this comment, the Company included the undertakings outlined by Items 512(a)(5)(ii) and (a)(6).

Exhibits

35.    We note the numerous references to “subscription” throughout your prospectus. Please file a copy of your subscription agreement or advise us as appropriate.

In response to this comment, the Company included a copy of its subscription agreement as Exhibit 99.1.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

/s/ Scott Doney

Scott Doney, Esq.

Enclosure (Acknowledgment by the Company)

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 SKOOKUM SAFETY SOLUTIONS CORP.

1017 5th Street, SE

High river, alberta t1v 1j2

Phone: (866) 279-7880

January 31, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549-3561

Attn: David Link

Re:	Skookum Safety Solutions Corp.
Registration Statement on Form S-1
Filed December 13, 2011
File No. 333-178464

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 10, 2012 by John Reynolds, Assistant Director of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Skookum Safety Solutions Corp.

By: /s/ Rebecca Kyllo

Rebecca Kyllo

Chief Executive Officer

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